SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated December 29, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated December 29, 2015, the Company reported in connection with its investment in IDBD Development Corporation Ltd. ("IDBD") and in connection with the information duly disclosed in the Company´s Financial Statements as of September 30, 2015, that in the framework of the debt restructuring process of the parent of IDBD, IDB Holdings Corporation Ltd. ("IDBH") with its creditors (the "Arrangement")that has reached an agreement by which were approved partial amendments to the Arrangement which have been approved by 98% of the minority shareholders of IDBD and by the applicable court in Israel.

The main amendments were as follows:

•
Extension for the deadline to carry out the first stage of the tender offers of shares of IDBD under the Arrangement ("Tender Offers") until March 15, 2016 to make the required publications and until 31 December 2016 to perform it, for an aggregate amount of NIS249,8 million (or its equivalent at the applicable exchange rate) (the "First Payment").

•	The First Payment will be increased by an additional NIS7.0 million, which will be NIS256,8 million.

•
In the case of IDBD issues convertible bonds or shares during the period ending March 31, 2016, the price for the First Payment will be increased by an additional NIS53,0 million in addition to the NIS7,0 million previously mentioned.

•
Dolphin will increase guarantees for the execution of the Tender Offers for an amount equal to the amount granted to IDBD by Dolphin under a subordinated convertible loan for an aggregate amount of NIS210 million (the "Loan"). Also, in the event that the Loan is converted into shares, the guaranty will equal to be the greater of the number of shares received by the conversion of the Loan and 150 million shares of IDBD.

•
Subject to the approval of the amendments to the Arrangement by the Supreme Court of Israel, the parties agree to continue negotiations in order to conclude a definitive agreement before February 1, 2016.

IDBD is one of the largest and most diversified conglomerates in Israel, which participates through its subsidiaries in numerous markets and industry sectors, such as real estate, telecommunications, supermarkets, agribusiness and insurance, which constitutes a unique business opportunity.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: December 29, 2015